

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 24, 2016

<u>Via Email</u>
Eric B. Heyer
Chief Financial Officer
Kearny Financial Corp.
120 Passaic Avenue
Fairfield, NJ 07004

   Re: Kearny Financial Corp.
     Form 10-K for Fiscal Year Ended June 30, 2015
     Filed September 14, 2015
     Definitive Proxy Statement on Schedule 14A
     Filed September 18, 2015
     File No. 001-37399

Dear Mr. Heyer:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Dietrich A. King

         Dietrich A. King
         Assistant Director
         Office of Financial Services